As filed with the Securities and Exchange Commission on December 27, 2002
Registration No. 333-71097

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 2

FORM S-4
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

INTUIT INC.
(Exact name of Registrant as specified in its charter)

Delaware	7372	77-0034661
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. employer
incorporation or organization)	Classification Code Number)	identification no.)

2535 Garcia Avenue
Mountain View, California 94043
(650) 944-6000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Virginia R. Coles
Assistant General Counsel and Assistant Secretary
2632 Marine Way, M.S. 7-1145
P.O. Box 7850
Mountain View, California 94039-7850
(650) 944-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Gordon K. Davidson, Esq.
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, California 94041
(650) 988-8500

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this
Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated December __, 2002

PROSPECTUS

$925,000,000

Intuit Inc.

Common Stock

     This prospectus covers up to $925,000,000 in shares of Intuit common stock that Intuit may offer and issue from time to time to acquire assets or businesses. Intuit may pay for these assets or businesses with common stock, stock options, cash, notes, assumption of liabilities and/or other forms of payment. Anyone who receives shares of Intuit common stock under this prospectus (and anyone to whom they give shares) may also use this prospectus, with Intuit’s permission, to resell the shares.

     The terms for acquiring assets or businesses will be determined by negotiations between Intuit and the owners of the assets or businesses. Shares of Intuit common stock issued to pay for any assets or businesses will be valued at approximately the current market value of the common stock. The value will be determined either when the terms of the acquisition are tentatively or finally agreed to, when the acquisition is completed, or during a specific period of time before Intuit delivers the shares.

     Intuit does not expect to pay underwriting discounts or commissions for the shares covered by this prospectus. However, Intuit may pay finders’ fees to anyone who assists Intuit in finding assets or businesses to acquire. Anyone who receives a finders’ fee may be considered an “underwriter” under the Securities Act of 1933, and any profit on the resale of shares of common stock purchased by them may be considered underwriting commissions or discounts.

     Intuit common stock is traded on the Nasdaq National Market under the symbol “INTU.” The closing price of Intuit common stock on December 23, 2002 was $48.71.

The offering of Intuit common stock involves a high degree of risk. See “Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission, nor any state securities commission, has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is _________, 2002.

     We have not authorized any person to give any information or represent anything not contained or incorporated by reference in this prospectus. You should rely only on the information contained or incorporated by reference in this prospectus. We are not making an offer to sell these securities or seeking an offer to buy these securities in any jurisdiction where the offer or sale is prohibited. Information in this prospectus is accurate only as of its date, regardless of when any later offer or sale occurs.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
INTUIT
RISK FACTORS
SECURITIES COVERED BY THIS PROSPECTUS
SELECTED FINANCIAL DATA
SUPPLEMENTARY FINANCIAL INFORMATION
INFORMATION CONCERNING INTUIT MANAGEMENT
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
EXHIBIT 23.02

     This prospectus incorporates important business and financial information that is not included in or delivered with this prospectus. This information is available without charge upon oral or written request to Intuit Inc., Investor Relations, 2632 Marine Way, Mailstop 7-1086, P.O. Box 7850, Mountain View, California 94039-7850, and telephone number (650) 944-2713. The email address is investor relations@intuit.com. To be sure that the documents arrive on time, you should make all requests for documents by the fifth business day before you make your investment decision.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

In this prospectus (including the documents that are and will be incorporated by reference) there are forward-looking statements that are based upon our current expectations, estimates and projections about our business and our industry, and that reflect our beliefs and assumptions based upon information available to us at the date of the document in which the statement appears. In some cases, you can identify these statements by words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” and other similar terms. These forward-looking statements include, among other things, projections of our future financial performance, our anticipated growth, our strategies and trends we anticipate in our businesses and the markets in which we operate and the competitive nature and anticipated growth of those markets.

We caution investors that forward-looking statements are only predictions, based upon our current expectations about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Our actual results, performance or achievements could differ materially from those expressed or implied by the forward-looking statements. Some of the important factors that could cause our results to differ are discussed below and in “Risk Factors” and similar sections in the other documents incorporated into this prospectus by reference. You should carefully consider those risks, in addition to the other information in this prospectus and in our other filings with the SEC, before deciding to invest in our stock or to maintain or change your investment. We caution investors not to rely on these forward-looking statements, which reflect management’s analysis only as of the date of the document in which the statement appears. We undertake no obligation to revise or update any forward-looking statement for any reason, except as required by law.

INTUIT

Intuit is a leading provider of small business, tax preparation and personal finance software products and services that simplify complex financial tasks for small businesses, consumers and accounting professionals. Our principal products and services include: small business accounting and business management solutions, including our QuickBooks® line of products and services as well as our Intuit® line of industry-specific business management solutions; TurboTax® consumer tax products and services; ProSeries® and Lacerte® professional tax products and services; and Quicken® personal finance products and services. Intuit began operations in March 1983 and was incorporated in California in March 1984. In March 1993, we reincorporated in Delaware and completed our initial public offering. Our principal executive offices are located at 2535 Garcia Avenue, Mountain View, California, 94043, and our telephone number is (650) 944-6000.

RISK FACTORS

This offering involves a high degree of risk. Anyone who may receive common stock under this prospectus should carefully consider the following risk factors in addition to the other information presented in or incorporated by reference into this prospectus and any prospectus supplement.

Company-Wide Risk Factors

Our revenue and earnings are highly seasonal. Seasonality and other factors cause significant quarterly and annual fluctuations in our revenue and net income. Several of our businesses are highly seasonal — particularly our tax businesses, but also small business and personal finance to a lesser extent. This causes significant quarterly fluctuations in our financial results. Revenue and operating results are usually strongest during the second and third fiscal quarters ending January 31 and April 30. We experience lower revenues, and often significant operating losses, in the first and fourth quarters ending October 31 and July 31. Our financial results can also fluctuate from quarter to quarter and year to year due to a variety of factors, including changes in product release dates, and the timing of acquisitions, dispositions, goodwill and intangible assets impairment charges and gains and losses related to marketable securities.

Fluctuations in interest rates can cause significant quarterly and annual fluctuations in our net income and asset values. Recent declines in interest rates have resulted in a significant decline in the interest income we earned on our investment portfolio during recent reporting periods, which has had a negative impact on our net income (loss) and net income (loss) per share. Declining interest rates can also reduce the value of our interest rate sensitive assets, such as certain assets that relate to our payroll business.

Our recent acquisitions have presented business integration challenges and we may not fully realize the intended benefits of these acquisitions. During the past few years, we have completed numerous acquisitions, including five during fiscal 2002. These acquisitions have expanded our product and service offerings, personnel and geographic locations. Integrating and organizing acquired businesses creates challenges for our operational, financial and management information systems, as well as for our product development processes. We might not be able to coordinate the diverse operating structures, policies and practices of companies we have acquired or successfully integrate the employees of the acquired companies into our organization and culture, which could harm employee morale and productivity. These difficulties may be increased by the various geographic locations of our acquired businesses, which include Colorado, Connecticut, Ohio and Texas. If we do not adequately address issues presented by growth through acquisitions, we may not fully realize the intended benefits (including financial benefits) of these acquisitions.

We expect to continue to make acquisitions, which could put a strain on our resources and adversely affect our financial results. A key component of our Right for My Business strategy is to continue to expand our product and service offerings, and we expect that a significant portion of this expansion will result from acquisitions. Integrating newly acquired organizations and technologies into our business could put a strain on our resources and be expensive and time consuming. In addition, we may not succeed in integrating acquired businesses or technologies and may not achieve anticipated financial benefits. Our acquisition strategy and future acquisitions could also result in the following risks:

•	Increased competition for acquisition opportunities could inhibit our ability to complete suitable acquisitions, and could also increase the price we would have to pay to complete acquisitions.

•	If we are unable to complete acquisitions successfully, we may not be able to develop and market products for new industries or applications with which we may not be familiar.

•	Despite our due diligence reviews, acquired businesses may bring with them unanticipated liabilities, business or legal risks or operating costs that could harm our results of operations or business, reduce or eliminate any benefits of the acquisition or require unanticipated expenses.

•	If we fail to retain the services of key employees of acquired companies for significant time periods after the acquisition of their companies, we may experience difficulty in managing the acquired company’s business and not realize the anticipated benefits of the acquisition.

•	The accounting treatment of acquisitions can result in significant acquisition-related accounting charges and expenses that would reduce our reported results of operations both at the time of the acquisition and in future periods.

Acquisition-related costs can cause significant fluctuation in our net income. Our recent acquisitions have resulted in significant expenses, including amortization of purchased software (which is reflected in cost of revenue), as well as charges for in-process research and development, and amortization and impairment of goodwill, purchased intangibles and deferred compensation (which are reflected in operating expenses). Total acquisition-related costs in the categories identified above were $166.5 million in fiscal 2000, $263.4 million in fiscal 2001 (including charges of $78.7 million to write down the long-lived intangible assets related to three acquisitions), and $196.2 million in fiscal 2002 (including charges of $27.3 million to write down the long-lived intangible assets related to two acquisitions) and $20.2 million in the first quarter of fiscal 2003. We expect total acquisition-related costs for fiscal 2003 to be $63.7 million, assuming no additional acquisitions or impairment charges. Additional acquisitions, and any additional impairment of the value of purchased assets, could have a significant negative impact on our future operating results.

Recent changes to Financial Accounting Standards Board guidelines relating to accounting for goodwill could make our acquisition-related charges less predictable in any given reporting period. Under the new FASB standard for accounting for goodwill, we must continue to recognize goodwill as an asset but will not amortize goodwill as previously required. Instead, we must separately test goodwill for impairment using a fair-value-based approach at least annually and also when an event occurs indicating the potential for impairment. As a result of this shift, we are no longer recording charges for goodwill amortization. However, we may incur less frequent, but larger, impairment charges related to the goodwill already recorded and to goodwill arising out of future acquisitions as we continue to expand our business. As of October 31, 2002, we had an unamortized goodwill balance of approximately $581.4 million, which could be subject to impairment charges in the future.

If we are required to account for options under our employee stock plans as a compensation expense, it would significantly reduce our net income and earnings per share. There has been increasing public debate about the proper accounting treatment for employee stock options. Although we are not currently required to record any compensation expense in connection with option grants that have an exercise price at or above fair market value, it is possible that future laws or regulations will require us to treat all stock options as a compensation expense.

A general decline in economic conditions could lead to reduced demand for our products and services. The continuing downturn in general economic conditions has led to reduced demand for a variety of goods and services, including software and other technology products. If conditions decline, or fail to improve, in geographic areas that are significant to us, such as the United States and Canada, we could see a significant decrease in the overall demand for our products and services that could harm our operating results.

If we do not continue to successfully develop new products and services in a timely manner, our future financial results will suffer. We believe that it is necessary to continually develop new products and services and to improve existing products and services to remain competitive in the markets we serve. Failure to do so may give competitors opportunities to improve their competitive position at our expense and result in declines in our revenue and earnings. However, developing and improving our products and services is a complex process involving several risks. Hiring and retaining highly qualified technical employees is critical to the success of our development efforts, and we face intense competition for these employees. Launches of products and services can be delayed for a variety of reasons. New or improved products and services may also have defects that hinder performance. Third-party products we incorporate in, or use to build and support, our products and services may also contain defects that impair performance. These problems can be expensive to fix and can also result in higher technical support costs and lost customers. New products or features are sometimes built on top of older architectures or infrastructures, which can take longer to bring to market, make quality assurance and support more difficult, and lead to complexity in supporting future functionality.

The expansion of our product and service offerings through internal growth and through recent and anticipated acquisitions creates risks due to the increasing complexity and decreasing predictability of our revenue streams. Our expanding range of products and services generates more varied revenue streams than our traditional desktop software businesses. The accounting policies that apply to these revenue streams are more complex than those that apply to our existing products and services. We expect this trend to continue with future acquisitions. For example, as we begin to offer additional features and options as part of multiple-element sales arrangements, we could be required to defer a higher percentage of our product revenue at the time of sale than we do for current products, which would decrease revenue at the time products are shipped, but result in more revenue in fiscal periods after shipment. In addition, some of our acquired businesses offer higher priced business management software products and services. Revenue attributable to these higher priced products and services tends to be less predictable than revenue from our traditional desktop products, due to longer sales and implementation cycles. These businesses also tend to rely on a relatively small number of large orders for a substantial portion of their revenue in a particular quarter, which could cause our quarterly revenue from these businesses to fluctuate.

Despite our efforts to adequately staff and equip our customer service and technical support operations, we cannot always respond promptly to customer requests for assistance. We occasionally experience customer service and support problems, including longer than expected “hold” times when our staffing is inadequate to handle higher than anticipated call volume. These situations can adversely affect customer relationships and our financial performance. In order to improve our customer service and technical support, we must continue to focus on eliminating underlying causes of service and support calls through product improvements, better order fulfillment processes and more robust self-help tools. We must also improve our ability to accurately anticipate demand for customer service and technical support.

The expansion of our product and service offerings creates risks due to the operational infrastructure required to support our expanded portfolio of products and services. Many of our newer businesses depend on a different operational infrastructure than our desktop software businesses, and we must continually develop, expand and modify our internal systems and procedures - including call center, customer management, order management, billing and other systems - to support these businesses.

We face risks relating to customer privacy and security and increasing regulation, which could hinder the growth of our businesses. Despite our efforts to address customer concerns about privacy and security, these issues still pose a significant risk, and we have experienced lawsuits and negative publicity relating to privacy issues. A major breach of customer privacy or security by Intuit, or even by another company, could have serious consequences for our businesses, including reduced customer interest and/or additional regulation by federal or state agencies. In addition, we have incurred significant expenses to comply with mandatory privacy and security standards and protocols. Additional similar federal and state laws, and/or laws that govern telemarketing activity, may be passed in the future, and the cost of complying with additional legislation could have a negative impact on our operating results.

We face several risks relating to our retail distribution channel. We face ongoing challenges in negotiating favorable terms (including financial terms) with retailers, due in part to the recent trend of declining importance of software as a retail category. In addition, any termination or significant disruption of our relationship with any of our major resellers could result in a decline in our net revenue. Also, any financial difficulties of our retailers could have an adverse effect on our operating expenses if uncollectible amounts from them exceed the bad debt reserves we have established.

If we are unable to significantly increase accountant-facilitated sales, it could have a negative impact on revenue growth. We are currently focused on working with accounting professionals in order to expand our opportunities to sell small business products and services to their clients. This strategy is important for our Professional Accounting Solutions, QuickBooks and Other Small Business Products and Services businesses. We face intense competition in this effort, as there are an increasing number of alliances between accountants and other professional tax preparers and providers of small business software and services that aim to capitalize on accountant-facilitated sales of small business products and services to their clients.

We rely on third-party vendors to handle substantially all outsourced aspects of manufacturing and distribution for our primary retail desktop software products. To manufacture and distribute our primary retail products at the time of product launches and to replenish products in the retail channel after the primary launch, we have manufacturing relationships with Modus Media and Sony, and a distribution arrangement with Ingram Micro Logistics. While we believe that relying on only three outsourcers for product launches and replenishment improves the efficiency and reliability of these activities, relying on any vendor for a significant aspect of our business can have severe negative consequences if the vendor fails to perform at acceptable service levels for any reason, including but not limited to financial difficulties of the vendor.

Actual product returns may exceed returns reserves, particularly for our consumer tax preparation software. We ship more desktop software products to our distributors and retailers than we expect them to sell, in order to reduce the risk that distributors or retailers will run out of products. This is particularly true for our consumer tax products, which have a short selling season. Like most software companies, we have a liberal product return policy and we have historically accepted significant product returns. We establish reserves for product returns in our financial statements, based on estimated future returns of products. We closely monitor levels of product sales and inventory in the retail channel in an effort to maintain reserves that are adequate to cover expected returns. In the past, returns have not generally exceeded these reserves. However, if we do experience actual returns that significantly exceed reserves, it would result in lower net revenue.

We face existing and potential government regulation in many of our businesses, which can increase our costs and hinder the growth of our businesses. We offer some regulated products and services through separate subsidiary corporations. Establishing and maintaining regulated subsidiaries can requires significant financial, legal and management resources. If any regulated subsidiary fails to comply with applicable regulations, it could face liability to customers and/or penalties and sanctions by government regulators. In addition, our Internet-based products and services are available in many states and foreign countries. As a result, we may be subject to regulation and/or taxation in many additional jurisdictions, which could substantially slow commercial use of the Internet and growth of our Internet-based businesses.

Gains and losses related to marketable securities and other investments can cause significant fluctuations in our net income. Our investment activities have had a significant impact on our net income. We recorded pre-tax net gains from marketable securities and other investments of $481.1 million in fiscal 2000 and pre-tax net losses of $98.1 million in fiscal 2001, $15.5 million in fiscal 2002 and $0.3 million in the first quarter of fiscal 2003. As of October 31, 2002, our marketable securities and other investments balance was $34.5 million. Any additional significant long-term declines in value of these securities could reduce our net income in future periods.

Legal protection for our intellectual property is not always effective to prevent unauthorized use or copying. Current U.S. laws that prohibit copying give us only limited practical protection from software “pirates,” and the laws of many other countries provide very little protection. Policing unauthorized use of our products is difficult, expensive and time-consuming. Although we have begun to incorporate product activation technology in some of our tax preparation products in order to reduce unauthorized sharing of the products, we expect that software piracy will continue to be a persistent problem for our desktop software products. In addition, the Internet may tend to increase, and provide new methods for, illegal copying of the technology used in our desktop and Internet-based products and services. We also face risks relating to our licensing of our intellectual property to third parties. In connection with our sale of our Quicken Loans mortgage business, we licensed the use of the Quicken Loans and Quicken Mortgage trademarks to the purchaser. If the purchaser violates the terms of the trademark license, it could result in serious and irreparable harm to Intuit’s reputation and the value of our Quicken-related brands.

We do not own all of the software and other technologies used in our products and services. We have the licenses from third parties that we believe are necessary for using technology that we do not own in our current products and services. From time to time we may be required to renegotiate with these third parties to include their technology in our existing products, in new versions of our current products or in new products. We may not be able to renegotiate licenses on reasonable terms, or at all.

We may unintentionally infringe on the intellectual property rights of others, which could expose us to substantial damages or restrict our business operations. As the number of our products and services increases and their features and content continue to expand, we may increasingly become subject to infringement claims by third parties. Although we believe that we make reasonable efforts to ensure that our products and services do not violate the intellectual property rights of others, it is possible that third parties still may claim infringement. From time to time, we have received communications from third parties in which the claimant alleges that a product or service we offer infringes the claimant’s intellectual property rights. Occasionally these communications result in lawsuits. In many of these cases, it is difficult to assess the extent to which the intellectual property that is being asserted is valid or the extent to which we have any material exposure. Past claims have not resulted in any significant litigation, settlement or licensing expenses, but future claims could present an exposure of uncertain magnitude. Existing or future infringement claims or lawsuits against us, whether valid or not, may be time consuming and expensive to defend. Intellectual property litigation or claims could force us to do one or more of the following: cease selling, incorporating or using products or services that incorporate the challenged intellectual property; obtain a license from the holder of the infringed intellectual property, which may not be available on commercially favorable terms or at all; or redesign our software products or services, possibly in a manner that reduces their commercial appeal. Any of these actions may cause material harm to our business and financial results.

Our ability to conduct business could be impacted by a variety of factors, such as electrical power interruptions, earthquakes, fires, terrorist activities and other similar events. Our business operations depend on the efficient and uninterrupted operation of a large number of computer and communications hardware and software systems. These systems are vulnerable to damage or interruption from electrical power interruptions, telecommunication failures, earthquakes, fires, floods, terrorist activities and their aftermath, and other similar events. Any significant interruptions in our ability to conduct our business operations could reduce our revenue and operating income. Our business interruption insurance may not adequately compensate us for the impact of interruptions to our business operations.

Risk Factors Relating to Competition

We face competitive pressures in all of our businesses, which can have a negative impact on our revenue, profitability and market position. There are formidable current and potential competitors, including competition from publicly-funded state government entities in the consumer tax area. Accordingly, we expect competition to remain intense during fiscal 2003 and beyond. In all our businesses, we face continual risks that competitors will introduce better products and services, reduce prices, gain better access to distribution channels, increase advertising (including advertising targeted at Intuit customers), and release new products and services before we do. Any of these competitive actions (particularly any prolonged price competition) could result in lower net revenue and/or lower profitability for Intuit. They could also affect our ability to keep existing customers and acquire new customers.

In the small business and employer services areas, we face a wide range of competitive risks that could impact our financial results. Our small business products and services face current competition from competitors’ desktop software, as well as from other Web-based small business services products. Microsoft offers several products and services targeted at similar size customers as our high-end QuickBooks products, and has recently acquired additional products and services that compete with our small business offerings. Other competitors and potential competitors have begun providing, or have expressed significant interest in providing, accounting and business management products and services to small businesses. As we implement our Right for My Business strategy we face increased competitive threats from larger companies in bigger markets than we have historically faced. For example, we face direct competition in our Intuit Payroll Services – Complete Payroll business from traditional payroll services offered by a number of companies, including Paychex and ADP. Our financial supplies business faces ongoing pricing pressures from many of our competitors.

We face intense competitive pressures from the private sector in our consumer tax preparation software business. There are formidable current and potential competitors in the private sector, and we expect competition to remain intense during fiscal 2003 and beyond. These competitive pressures can have a negative impact on our revenue, profitability and market position.

Our consumer tax preparation business also faces competition from publicly funded government entities. We face current and potential competition from a number of publicly-funded state government entities that are encroaching into the private sector tax preparation business by offering individual taxpayers electronic tax preparation and/or filing services, at no cost to individual taxpayers. This encroachment threat to the private sector tax preparation industry has been increasing in recent months. For example, in November 2002 the California Franchise Tax Board announced plans to significantly expand the state’s electronic tax filing program to enable many taxpayers to prepare their returns online, as well as file returns electronically. If state governmental agencies are ultimately successful in their efforts to develop consumer tax preparation and filing services and to gain consumer acceptance of those services, it could have a significant negative impact on our financial results in future years. The federal government announced a proposal in August 2002 that would mitigate the risk of government encroachment in federal tax preparation and filing services. Under an agreement signed in October 2002, for at least the next three years, a number of private sector companies, rather than the federal government, will provide Web-based federal tax preparation and filing services at no cost to lower income taxpayers and other underserved taxpayers through voluntary public service initiatives such as our Intuit Tax Freedom Project. Despite this positive development, future administrative, regulatory or legislative activity in this area could adversely impact Intuit and other companies that provide tax preparation software and services. Intuit is actively working with others in the private sector, as well as with state government policy makers, to help clarify the appropriate roles for government agencies and the private sector in the electronic commerce marketplace.

Our personal finance products face aggressive competition that could have a negative impact on revenue, profitability and market position. Our Quicken products compete directly with Microsoft Money, which is aggressively promoted and priced. We expect competitive pressures for Quicken to continue, both from Microsoft Money and from Web-based personal finance tracking and management tools that are becoming increasingly available at no cost to consumers. Competitive pressures can result in reduced revenue and lower profitability for our Quicken product line. There are many competitors for our Internet-based personal finance products and services. However, the general downturn in Internet and technology stocks since March 2000 has resulted in significant consolidation, with fewer, but more financially sound, competitors surviving. This could make it more difficult for us to compete effectively.

Risk Factors Affecting our QuickBooks, Small Business Products and Services, and Vertical Business Management Solutions Segments

It is too early to provide assurance that our Right for My Business strategy will generate substantial and sustained revenue growth in the small business accounting and business management segments. A key component of our Right for My Business strategy is to continue to expand our small business accounting and management products and services, through internal growth and from acquisitions. To meet our growth goals, we must generate revenue from a wider range of market and customer segments as well as from new products and services. There are a number of risks associated with the strategy, including the following:

•	Our strategy depends on our successfully completing acquisitions and integrating acquired companies, which presents a number of challenges as described above under “Company-Wide Risk Factors.”

•	Our strategy is resulting in a dramatic increase in the number and complexity of the products and services that we offer. This is placing greater demands on our research and development, marketing and sales resources, as we must develop, market and sell both the new products and services as well as periodic enhancements to an expanding portfolio of products and services. This will also require us to continually develop, expand and modify our internal business operations systems and procedures to support new businesses, including our customer service and technical support call centers, and our customer management, order management, billing and other systems.

•	Many of the new products and services we are and will be offering are much more complex than our traditional core desktop software products and are being priced accordingly. They will therefore require a more consultative sales process, and a higher level of post-sales support. If we are not able to effectively adapt our marketing, sales, distribution and customer support functions to accommodate these changes, we will not succeed in generating significant or sustained revenue from these new businesses.

Our financial supplies business relies on a single-source vendor. We have an exclusive contract with John H. Harland Company to print and fulfill supplies orders for all of our checks and most other products for our financial supplies business. Harland fulfilled orders for about 75% to 80% of our supplies revenue in fiscal 2000 and 2001, and about 85% of our supplies revenue in fiscal 2002. We believe that relying on one vendor improves customer service and maximizes operational efficiencies for our supplies business. However, if there are significant problems with Harland’s performance, it could have a material negative impact on sales of supplies and on Intuit’s business as a whole.

Revenue growth for our vertical business management solutions may be hindered by a variety of factors, which could have a negative impact on overall company growth. Revenue growth for our vertical business management solutions is subject to numerous risks, including the negative impact of the current economic environment on customer purchases of the relatively high-priced software solutions offered by our vertical businesses, and the potential disruption to the businesses during the acquisition integration process. In addition, revenue growth in any particular period may be difficult to predict because of the complex revenue streams generated by these businesses, and the corresponding complexity in the accounting policies that apply to them.

Our employer services business faces a number of risks that could have a negative impact on revenue and profitability. For our employer services, we must be able to process customer data accurately, reliably and in a timely manner in order to attract and retain customers and avoid the costs associated with errors. Our payroll businesses other than our Do-It-Yourself product include interest on customer deposits as part of their revenue. If interest rates decline, it would result in less interest revenue for those businesses. In order to generate sustained growth for our Intuit Payroll Services Complete Payroll, we will be required to successfully develop and manage a more extensive and proactive direct field sales operation, which is a different distribution method than those we have historically relied on.

Risk Factors Affecting our Consumer Tax Segment

Significant problems or delays in the development of our tax products would result in lost revenue and customers. The development of tax preparation software presents a unique challenge because of the demanding annual development cycle required to incorporate unpredictable tax law and tax form changes each year. The rigid development timetable increases the risk of errors in the products and the risk of launch delays. Any major defects could lead to negative publicity, customer dissatisfaction and incremental operating expenses — including expenses resulting from our commitment to reimburse penalties and interest paid by consumer customers due solely to calculation errors in our products. A late product launch could cause our current and prospective customers to choose a competitor’s product for that year’s tax season or to choose not to purchase tax preparation software. This would result in lost revenue in the current year and would make it more difficult for us to sell our products to those customers in future tax seasons.

If we fail to maintain reliable and responsive service levels for our electronic tax offerings, we could lose revenue and customers. Our Web-based tax preparation and electronic filing services must effectively handle extremely heavy customer demand during the peak tax season. We face significant challenges in maintaining high service levels, particularly during peak volume service times. The exact level of demand for TurboTax for the Web and electronic filing is impossible to predict. If we are unable to meet customer expectations in a cost-effective manner, we could lose customers, receive negative publicity and incur increased operating costs, any of which could have a significant negative impact on the financial and market success of these businesses.

Risk Factors Affecting our Personal Finance Segment

The long-term viability of our personal finance business will depend on our ability to provide new products and services that attract customers and that can generate revenue sources other than just advertising revenue. The demand for personal finance software such as Quicken has been weakening over recent years, and the demand for Internet advertising on Web sites like Quicken.com has declined precipitously. We must identify and capitalize on additional sources of revenue to provide sustainable future growth for our personal finance business. In an effort to stimulate customer demand and generate revenue growth, we recently launched Quicken Brokerage powered by Siebert, an online and telephone-based securities brokerage service for Quicken and Quicken.com customers made available through an exclusive strategic alliance with Siebert Financial Corp., the holding company for Muriel Siebert & Co. Inc. However, it is too early to tell whether this service will generate sustainable revenue growth. Furthermore, it is unlikely that the brokerage service, even if successful, will by itself be sufficient to sustain our personal finance business, so we must identify additional sources for growth.

Our personal finance products face aggressive competition that could have a negative impact on revenue, profitability and market position. Our Quicken products compete directly with Microsoft Money, which is aggressively promoted and priced. We expect competitive pressures for Quicken to continue, both from Microsoft Money and from Web-based personal finance tracking and management tools that are becoming increasingly available at no cost to consumers. Competitive pressures can result in reduced revenue and lower profitability for our Quicken product line. There are many competitors for our Internet-based personal finance products and services. However, the general downturn in Internet and technology stocks since March 2000 has resulted in significant consolidation, with fewer, but more financially sound, competitors surviving. This could make it more difficult for us to compete effectively.

Risk Factors Affecting our Global Business Segment

Business conditions in international markets and other risks inherent in global operations may negatively impact our financial performance. Conducting business globally involves many risks, including potential volatility in the political and economic conditions of certain foreign countries; difficulties in managing operations in different locations (including hiring and retaining management personnel); a product development process that is often more time-consuming and costly than in the United States due in part to localization requirements; fluctuations in foreign currency exchange rates; and unanticipated changes in foreign regulatory requirements. In particular, the economic situation in Japan had a negative impact on global revenue and profits during recent fiscal years.

SECURITIES COVERED BY THIS PROSPECTUS

     This prospectus covers shares of common stock that Intuit may issue from time to time in connection with acquisitions of assets or businesses. In addition to the shares of common stock offered by this prospectus, we may offer other consideration, including stock options, cash, notes or other evidences of debt, assumption of liabilities and/or a combination of these types of consideration. In addition, we may lease property from, and enter into management agreements and consulting and noncompetition agreements with, the former owners and key executive personnel of the businesses to be acquired.

     We expect to determine the terms of acquisitions involving the issuance of the shares of common stock covered by this prospectus by direct negotiations between Intuit’s representatives and the owners or controlling persons of the assets, businesses or securities to be acquired. Factors that we take into account in acquisitions may include, among other factors, the quality and reputation of the business to be acquired and its management, the strategic market position of the business to be acquired, its proprietary assets, earning power, cash flow and growth potential, and the market value of its common stock when pertinent. We anticipate that shares of Intuit’s common stock issued in any such acquisition will be valued at approximately the current market value of the common stock. The value will be determined either when the terms of the acquisition are tentatively or finally agreed to, when the acquisition is completed, or during a period of time before we deliver the shares. Intuit does not expect to pay underwriting discounts or commissions, although Intuit may pay finders’ fees from time to time in connection with certain acquisitions. Any person receiving finders’ fees may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on the resale of shares of common stock purchased by them may be considered underwriting commissions or discounts under the Securities Act.

     In an effort to maintain an orderly market in the common stock or for other reasons, Intuit may negotiate agreements with persons receiving common stock covered by this prospectus that will limit the number of shares that they may sell at specified intervals. These agreements may be more restrictive than restrictions on sales made under the exemption from registration requirements of the Securities Act, including the requirements under Rule 144 or Rule 145(d), and the persons party to these agreements may not otherwise be subject to the Securities Act requirements. Intuit anticipates that, in general, negotiated agreements will be of limited duration and will permit the recipients of common stock issued in connection with acquisitions to sell up to a specified number of shares within a specific period of time.

     Anyone who receives shares of Intuit’s common stock under this prospectus, and their donees, may also use this prospectus, with Intuit’s prior consent, to resell the shares. Intuit’s consent may be conditioned upon the agreement of the selling stockholders not to offer more than a specified number of shares following supplements or amendments to this prospectus, which Intuit may agree to use its best efforts to prepare and file at certain intervals. Intuit may require that selling stockholders sell their shares in an organized manner through securities dealers.

     From time to time, selling stockholders may use this prospectus to sell shares privately at prices to be individually negotiated with the purchasers, or publicly through transactions in the over-the-counter market or on a securities exchange (which may involve block transactions), at prices reasonably related to market prices at the time of sale or at negotiated prices. Broker-dealers participating in these transactions may act as agent or as principal and, when acting as agent, may receive commissions from the purchasers as well as from the sellers (if also acting as agent for the purchasers). Intuit and such selling stockholders may indemnify any broker-dealer participating in such transactions against certain liabilities, including liabilities under the Securities Act. Profits, commissions, and discounts on sales by persons who may be deemed to be underwriters within the meaning of the Securities Act may be deemed underwriting compensation under the Securities Act.

     Selling stockholders may also offer shares of stock covered by this prospectus by means of prospectuses under other registration statements or pursuant to exemptions from the registration requirements of the Securities Act, including sales that meet the requirements of Rule 144 or Rule 145(d) under the Securities Act. Selling stockholders should seek the advice of their own counsel about the legal requirements for such sales.

     The selling stockholders and any other person participating in a distribution of our common stock will be subject to the Exchange Act. The rules under the Exchange Act include Regulation M, which limits the timing of purchases and sales of the securities by participants in a distribution. In addition, Regulation M restricts the ability of any person engaged in a distribution to engage in market-making activities for the common stock being distributed for a period of up to five business days before the distribution starts. This may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities in our common stock.

     Intuit may agree to pay some of the costs and expenses of the registration of the shares of common stock offered by this prospectus, except that the selling stockholders will be responsible for all selling commissions, transfer taxes and related charges in connection with the offer and sale of the shares.

     Intuit may agree to keep the registration statement relating to the offering and sale by the selling stockholders of the shares of common stock continuously effective until a fixed date or the date on which the shares may be resold without registration under the Securities Act.

SELECTED FINANCIAL DATA

     The following table shows selected consolidated financial information for Intuit for the fiscal years ended July 31, 1998, 1999, 2000, 2001 and 2002 and the three months ended October 31, 2001 and 2002. The income statement and balance sheet data for and as of the fiscal years ended July 31, 1998, 1999, 2000, 2001 and 2002 are derived from the audited consolidated financial statements of Intuit for those periods. The selected financial data for the three months ended October 31, 2001 and 2002 and as of October 31, 2002 are derived from the unaudited consolidated financial statements of Intuit for those periods. All financial data derived from unaudited financial statements reflect, in the opinion of Intuit’s management, all adjustments necessary for a fair presentation of the data. Results for the three months ended October 31, 2002 do not necessarily indicate the results that we expect for any other interim period or for the year as a whole. The comparability of the information is affected by a variety of factors, including acquisitions and dispositions of businesses and gains and losses related to marketable securities and other investments. In fiscal 2002, we sold our Quicken Loans mortgage business and accounted for the sale as discontinued operations. To better understand the information in the table, investors should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those statements included in the various reports that are incorporated in this prospectus by reference. See “Documents Incorporated by Reference.”

							Three Months Ended
		Fiscal Years Ended July 31,					October 31,

Consolidated Statement of Operations Data	1998	1999	2000	2001	2002		2001	2002

(In thousands, except per share data)
Net revenue:
Products	$514,411	$738,431	$803,759	$834,190	$1,001,782		$114,583	$146,992
Services	33,969	58,844	142,179	240,381	293,405		36,755	60,941
Other	43,685	45,625	91,411	73,834	63,161		17,389	15,349

Total net revenue	592,065	842,900	1,037,349	1,148,405	1,358,348		$168,727	$223,282
Income (loss) from continuing operations before cumulative effect of accounting change	(7,646)	384,020	322,178	(118,079)	69,760		(102,156)	(60,241)
Net income (loss) from discontinued operations	13,828	2,544	(16,517)	20,972	70,400		9,729	5,556
Cumulative effect of accounting change, net of taxes	—	—	—	14,314	—		—	—

Net income (loss)	$6,182	$386,564	$305,661	$(82,793)	$140,160		$(92,427)	$(54,685)
Net income (loss) per common share:
Basic income (loss) per share from continuing operations before cumulative effect of accounting change	$(0.05)	$2.01	$1.60	$(0.57)	$0.33		$(0.48)	$(0.29)
Net income (loss) from discontinued operations	0.09	0.01	(0.08)	0.10	0.33		0.04	0.03
Cumulative effect of accounting change	—	—	—	0.07	—		—	—
Basic net income (loss) per share	$0.04	$2.02	$1.52	$(0.40)	$0.66		$(0.44)	$(0.26)
Diluted income (loss) per share from continuing operations before cumulative effect of accounting change	$(0.05)	$1.92	$1.53	$(0.57)	$0.32		$(0.48)	$(0.29)
Net income (loss) from discontinued operations	0.09	0.01	(0.08)	0.10	0.32		0.04	0.03
Cumulative effect of accounting change	—	—	—	0.07	—		—	—
Diluted net income (loss) per share	$0.04	$1.93	$1.45	$(0.40)	$0.64		$(0.44)	$(0.26)
Pro Forma Data for Fiscal 2001 Change in Accounting Principle (Unaudited) (a)
Pro forma net income	(a)	$382,438	$299,100	(a)		(a)	(a)	(a)
Pro forma diluted net income per share	(a)	$1.91	$1.42	(a)		(a)	(a)	(a)

(a)	This pro forma data relates to accounting for derivative instruments. We adopted Statement of Financial Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities” in fiscal 2001 and recognized the cumulative effect of the change in how we accounted for options to purchase shares of S1 Corporation as of August 1, 2000. Pro forma data presents our net income and diluted net income per share for fiscal 1999 and 2000 as if we had adopted SFAS 133 at the beginning of fiscal 1999. In accordance with SFAS 133, we included unrealized gains and losses on the S1 options in our fiscal 2001 and 2002 reported results until we sold them in the first quarter of fiscal 2002. Intuit did not have any derivative instruments or engage in hedging activities prior to fiscal 1999.

	July 31,
						October 31,
Consolidated Balance Sheet Data	1998	1999	2000	2001	2002	2002

(In thousands)
Cash, cash equivalents and short-term investments	$382,832	$823,090	$1,420,770	$1,213,606	$1,250,429	$831,156
Marketable securities	499,285	431,176	225,878	85,307	16,791	27,462
Working capital	632,713	842,213	1,321,957	1,359,960	1,262,716	839,549
Total assets	1,538,178	2,378,563	2,792,480	2,862,273	2,963,026	2,679,747
Long-term obligations	35,566	36,308	538	12,150	14,610	14,384
Total stockholders’ equity	$1,127,943	$1,561,388	$2,071,289	$2,161,326	$2,215,639	$1,927,611

SUPPLEMENTARY FINANCIAL INFORMATION

     The following tables contain selected quarterly consolidated financial data for fiscal years 2001 and 2002, and the first quarter of fiscal 2003. We accounted for the July 2002 sale of our Quicken Loans mortgage business segment as discontinued operations. As a result, the operating results of Quicken Loans have been segregated from continuing operations in our consolidated financial statements and in these tables. To better understand the information in the table, investors should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those statements included in the various reports that are incorporated in this prospectus by reference. See “Documents Incorporated by Reference.”

		Fiscal 2001 Quarter Ended

	October 31	January 31	April 30	July 31
(In thousands, except per share data)
Total net revenue	$170,829	$437,232	$390,026	$150,318
Cost of revenue	62,817	100,101	72,877	58,459
All other costs and expenses	199,178	244,044	291,488	193,928
Income (loss) from continuing operations before cumulative effect of accounting change	(48,097)	25,368	(22,408)	(72,942)
Net income from discontinued Operations	18	1,194	8,107	11,653
Net income (loss)	(33,765)	26,562	(14,301)	(61,289)
Basic net income (loss) per share from continuing operations before cumulative effect of accounting change	$(0.23)	$0.12	$(0.11)	$(0.35)
Diluted net income (loss) per share from continuing operations before cumulative effect of accounting change	(0.23)	0.12	(0.11)	(0.35)
Basic net income per share from discontinued operations	0.00	0.01	0.04	0.06
Diluted net income per share from discontinued operations	0.00	0.00	0.04	0.06

		Fiscal 2002 Quarter Ended			Fiscal 2003
					Quarter Ended
	October 31	January 31	April 30	July 31	October 31, 2002
(In thousands, except per share data)
Total net revenue	$168,727	$490,752	$501,710	$197,159	$223,282
Cost of revenue	63,495	116,618	70,457	58,683	74,290
All other costs and expenses	241,207	275,873	251,136	221,657	243,640
Income (loss) from continuing operations before cumulative effect of accounting change	(102,156)	103,128	134,563	(65,775)	(60,241)
Net income from discontinued operations	9,729	16,740	9,918	34,013	5,556
Net income (loss)	(92,427)	119,868	144,481	(31,762)	(54,685)
Basic net income (loss) per share from continuing operations before cumulative effect of accounting change	$(0.48)	$0.48	$0.63	$(0.31)	$(0.29)
Diluted net income (loss) per share from continuing operations before cumulative effect of accounting change	(0.48)	0.47	0.62	(0.31)	$(0.29)
Basic net income per share from discontinued operations	0.04	0.08	0.05	0.16	0.03
Diluted net income per share from discontinued operations	0.04	0.08	0.05	0.16	0.03

INFORMATION CONCERNING INTUIT MANAGEMENT

     Information about executive compensation, the principal holders of voting securities, related party transactions and other related matters about Intuit, is included or incorporated by reference in its annual report on Form 10-K for the year ended July 31, 2002. Intuit’s annual report on Form 10-K is incorporated by reference into this prospectus. To obtain a copy of this annual report on Form 10-K or any document incorporated by reference into the Form 10-K, contact Intuit at the address or phone number indicated under “Documents Incorporated by Reference.”

LEGAL MATTERS

     Fenwick & West LLP, Mountain View, California, will pass upon the validity of the issuance of the common stock offered by this prospectus.

EXPERTS

     The consolidated financial statements and schedule of Intuit appearing in Intuit Inc.’s Annual Report on Form 10-K for the year ended July 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report, which is incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     Intuit files reports, proxy statements and other information with the SEC. The public can read and copy these materials at the SEC’s public reference facilities located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public can also obtain copies of these materials from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 upon the payment of any fees required by the SEC. The public can obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. Intuit Common Stock is quoted for trading on the Nasdaq Stock Market and, accordingly, the public can read information Intuit files with Nasdaq at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

     Intuit has filed with the SEC a registration statement on Form S-4 to register the common stock offered by this prospectus. This prospectus is part of the registration statement. As allowed by SEC rules, this prospectus does not contain all of the information that is in the registration statement and the exhibits and schedules to the registration statement. For further information about Intuit, investors should refer to the registration statement and its exhibits and schedules. Statements in this prospectus about the contents of any contract or any other document are not necessarily complete. Investors should refer to the copy of such contract or other document filed as an exhibit to the registration statement or a document incorporated into the registration statement. Each statement regarding such a contract or other document is qualified in all respects by the text of such contract or other document included as an exhibit to the registration statement or a document incorporated into the registration statement. A copy of the registration statement may be inspected, without charge, at the offices of the SEC in Washington, D.C. and copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon the payment of any fees required by the SEC. The registration is also accessible on the SEC’s website at http://www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

     Some of the information about Intuit that may be important to an investment decision is not physically included in this prospectus. Instead, the information is “incorporated” into this prospectus by reference to one or more documents that Intuit filed with the SEC. The information incorporated by reference is considered to be part of this prospectus, and later information Intuit files with the SEC will update and supersede this information. Intuit incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until termination of the offering:

•	Annual report on Form 10-K for the fiscal year ended July 31, 2002.

•	Quarterly report on Form 10-Q for the quarter ended October 31, 2002.

•	Current report on Form 8-K filed August 1, 2002.

•	Current report on Form 8-K filed August 15, 2002.

•	Current report on Form 8-K filed August 22, 2002.

•	Current report on Form 8-K filed September 24, 2002.

•	Current report on Form 8-K filed November 15, 2002.

•	The description of Intuit common stock contained in our registration statement on Form 8-A, and any amendment or report filed for the purpose of updating that description.

•	The description of Intuit’s preferred stock purchase rights in our registration statement on Form 8 A, and all amendments and reports filed for the purpose of updating that description.

     These documents (including any exhibits that are specifically incorporated by reference into the information that this prospectus incorporates) are available upon request without charge from Investor Relations, Intuit Inc., 2632 Marine Way, Mailstop 7-1086, P.O. Box 7850 Mountain View California 94039-7850 (telephone number (650) 944-2713). The email address is investor_relations@intuit.com. Recipients should make all requests for documents by the fifth business day before they make their final investment decision, to be sure the documents arrive on time. Information that has been incorporated by reference is considered part of this prospectus and disclosed to investors, whether or not investors obtain a copy of the document containing the information.

     This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports Intuit files with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in the business, prospects, financial condition or other affairs of Intuit after the date of this prospectus.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.   Indemnification of Directors and Officers.

     As permitted by Section 145 of the Delaware General Corporation Law, Intuit’s Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of Intuit provide that:

•	Intuit is required to indemnify its directors and officers and persons serving in such capacities in other business enterprises (including, for example, subsidiaries of Intuit) at Intuit’s request, to the fullest extent permitted by Delaware law, including those circumstances in which indemnification would otherwise be discretionary;

•	Intuit may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law;

•	Intuit is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding (except that it is not required to advance expenses to a person against whom Intuit brings a claim for breach of the duty of loyalty, failure to act in good faith, intentional misconduct, knowing violation of law or deriving an improper personal benefit);

•	the rights conferred in the Bylaws are not exclusive and Intuit is authorized to enter into indemnification agreements with its directors, officers and employees; and

•	Intuit may not retroactively amend the Bylaw provisions in a way that is adverse to such directors, officers and employees.

     Intuit’s policy is to enter into indemnity agreements with each of its and its subsidiaries’ directors and officers. The agreements provide that Intuit will indemnify its directors and officers under Section 145 of the Delaware General Corporation Law and the Bylaws. In addition, the indemnity agreements provide that Intuit will advance expenses (including attorney’s fees) and settlement amounts paid or incurred by the directors and officers in any action or proceeding, including any derivative action by or in the right of Intuit, on account of their services as directors or officers of Intuit or as directors or officers of any other company or enterprise when they are serving in such capacities at the request of Intuit. Intuit will not be obligated pursuant to the agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, except with respect to proceedings specifically authorized by Intuit’s Board of Directors or brought to enforce a right to indemnification under the Indemnity Agreement, Intuit’s Bylaws or any statute or law. Under the agreements, Intuit is not obligated to indemnify the indemnified party:

•	for any expenses incurred by the indemnified party with respect to any proceeding instituted by the indemnified party to enforce or interpret the agreement, if a court of competent jurisdiction determines that each of the material assertions made by the indemnified party in such proceeding was not made in good faith or was frivolous;

•	for any amounts paid in settlement of a proceeding unless Intuit consents to such settlement;

•	with respect to any proceeding brought by Intuit against the indemnified party for willful misconduct, unless a court determines that each of such claims was not made in good faith or was frivolous;

•	on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of Intuit pursuant to the provisions of Section 16(b) of the Securities Exchange Act of 1934 and related laws;

•	on account of the indemnified party’s conduct which is finally adjudged to have been knowingly fraudulent or deliberately dishonest, or to constitute willful misconduct or a knowing violation of the law; or

•	if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

     The indemnification provision in the Bylaws, and the indemnity agreements entered into between Intuit and its directors and officers, may be sufficiently broad to permit indemnification of Intuit’s officers and directors for liabilities arising under the Securities Act of 1933.

     The indemnity agreements with Intuit’s officers and directors require Intuit to maintain director and officer liability insurance to the extent reasonably available. Intuit currently maintains a director and officer liability insurance policy.

ITEM 20.   Exhibits.

     The following exhibits are filed as part of this Form S-4:

Previously Filed

Ex. No.	Exhibit Description	Filed with this S-4	Form	File No.	Date Filed

3.01	Restated Intuit Certificate of Incorporation, dated as of January 19, 2000		10-Q		06/14/00

3.02	Second Amended and Restated Rights Agreement, dated October 15, 1999		S-8	333-92503	12/10/99

3.03	Bylaws of Intuit, as amended and restated effective May 1, 2002		10-Q		05/31/02

4.01	Form of Specimen Certificate for Intuit’s Common Stock		10-K		09/25/02

4.02	Form of Right Certificate for Series B Junior Participating Preferred Stock (included in Exhibit 3.02)		S-8	333-92503	12/10/99

5.01	Opinion of Fenwick & West regarding the legality of the securities being issued.		S-4	333-71097	01/25/99

23.01	Consent of Fenwick & West (included in Exhibit 5.01).		S-4	333-71097	01/25/99

23.02	Consent of Ernst & Young LLP, Independent Auditors	X

24.01	Power of Attorney (see signature page)	X

ITEM 22.   Undertakings.

     The undersigned Registrant hereby undertakes:

     (1)      To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     Provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in the Registration Statement.

     (2)      That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3)      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4)      That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5)      That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (6)      That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (7)      To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (8)      To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Post-Effective Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on this 26th day of December 2002.

INTUIT INC.

By	/s/ Stephen M. Bennett

Stephen M. Bennett
President and Chief Financial Officer

POWER OF ATTORNEY

     By signing this document below, I hereby appoint each of Stephen M. Bennett and Raymond G. Stern, as my attorney-in-fact to sign on my behalf all amendments to this Form S-4, and any registration statement relating to the offering covered by this Form S-4 and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file them (including all exhibits and other related documents) with the Securities and Exchange Commission. I authorize each of my attorneys-in-fact to (1) appoint a substitute attorney-in-fact for himself and (2) perform any actions that he believes are necessary or appropriate to carry out the intention and purpose of this Power of Attorney. I ratify and confirm all lawful actions taken directly or indirectly by my attorneys-in-fact and by any properly appointed substitute attorneys-in-fact.

     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Principal Executive Officer:

/s/ Stephen M. Bennett	President, Chief Executive Officer and Director	December 26, 2002

Stephen M. Bennett

Principal Financial Officer and Principal
Accounting Officer:

/s/ Greg J. Santora	Senior Vice President and Chief Financial Officer	December 26, 2002

Greg J. Santora

Additional Directors:

/s/ William V. Campbell	Chairman of the Board of Directors	December 26, 2002

William V. Campbell

/s/ Scott D. Cook	Chairman of the Executive Committee of the Board of Directors	December 26, 2002

Scott D. Cook

/s/ Christopher W. Brody	Director	December 26, 2002

Christopher W. Brody

/s/ L. John Doerr	Director	December 26, 2002

L. John Doerr

/s/ Donna L. Dubinsky	Director	December 26, 2002

Donna L. Dubinsky

/s/ Michael R. Hallman	Director	December 26, 2002

Michael R. Hallman

	Director	December , 2002

Stratton D. Sclavos

EXHIBIT INDEX

23.02	—	Consent of Ernst & Young LLP, Independent Auditors.

24.01	—	Power of Attorney. See signature page.